Exhibit 12.1

Statement re Computation of Ratio of Earnings to Fixed Charges and Preference Dividends

	For the Year Ended December 31,
	2011	2012	2013	2014	2015	2016
	(in thousands)
Earnings:
Loss before provision for income taxes	$(4,198)	$(8,450)	$(16,882)	$(72,221)	$(213,209)	$(67,962)
Add: Fixed charges, as below	413	723	1,996	6,771	8,471	8,159
Deficiency of earnings to fixed charges	$(3,785)	$(7,727)	$(14,886)	$(65,450)	$(204,738)	$(59,803)
Fixed Charges:
Interest expense	$250	$316	$917	$3,091	$4,563	$4,466
Estimated interest portion of rent expense(1)	163	407	1,079	3,680	3,908	3,693
Total fixed charges	$413	$723	$1,996	$6,771	$8,471	$8,159
Ratio of earnings to fixed charges	—	—	—	—	—	—

(1)
Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest, which approximates one-quarter of the related total operating lease expense.

For purposes of calculating the ratio of earnings to fixed charges, earnings represents the difference between (i) the sum of (a) pre-tax income from continuing operations before adjustment for income or loss from equity investees; (b) fixed charges; (c) amortization of capitalized interest; (d) distributed income of equity investees; and (e) pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges and (ii) the sum of (a) interest capitalized; (b) preference security divided requirements of consolidated subsidiaries; and (c) the non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges represents the sum of (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense and (d) preference security dividend requirements of consolidated subsidiaries. The portion of total rental expense that represents the interest factor is estimated to be approximately 25%.

Currently, we have no shares of preferred stock outstanding and we have not paid any dividends on preferred stock in the periods presented.  Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are not different from the ratios of earnings to fixed charges.
Earnings were insufficient to cover combined fixed charges by $3.8 million, $7.7 million, $14.9 million, $65.5 million, $204.7 million, and $59.8 million for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 and 2016, respectively.
For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments. Therefore, the ratio of earnings to fixed charges for preferred stock dividends are identical to the ratios presented in the tables above.